Exhibit 99.1

Æterna Zentaris Inc. 315 Sigma Drive, Suite 302D Charleston, SC 29486 www.aezsinc.com	Press Release For immediate release

Aeterna Zentaris Announces Departure of Vice President, Finance & Chief Accounting Officer

Charleston, SC, September 1, 2017 - Aeterna Zentaris Inc. (NASDAQ & TSX: AEZS) (the “Company”) announced today the departure of the Company’s Vice President, Finance & Chief Accounting Officer, Geneviève Lemaire, effective on or before September 30, 2017.

The Company is currently reviewing its resource requirements with respect to its finance department and has commenced a search for Ms. Lemaire’s replacement as principal financial officer.

The Company thanks Ms. Lemaire for her contributions and wishes her success in her future endeavors.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies.  We are engaged in drug development activities and in the promotion of products for others.  We recently resubmitted an NDA to the FDA seeking approval of MacrilenTM, an internally developed compound. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus.  We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates.  Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.  For more information, visit www.aezsinc.com.

Contact:

Michael V. Ward

Chief Executive Officer

IR@aezsinc.com

843-900-3223

Bayfield Strategy, Inc.

1-844-226-3222 (North American Toll Free Number)

1-416-855-0238 (Outside North America)

info@bayfieldstrategy.com